Exhibit 99.1

ReneSola Ltd. Announces Fourth Quarter and Full Year 2010 Results

Company exceeds guidance with full year revenues of US$1.2 billion and solar wafer and module shipments of 1.2 GW; achieves full year gross profit margin of 28.9%

JIASHAN, China, March 1, 2011 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar wafers and provider of solar modules, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter 2010 Financial and Operating Highlights

•	Total solar wafer and module shipments in Q4 2010 were a record 349.4 megawatts (“MW”), an increase of 7.5% from 324.9 MW in Q3 2010.

•	Q4 2010 net revenues were a record US$386.4 million, an increase of 7.7% from US$358.7 million in Q3 2010.

•	Q4 2010 gross profit was a record US$119.3 million with a gross margin of 30.9%, compared to gross profit of US$116.7 million with a gross margin of 32.5% in Q3 2010.

•	Q4 2010 operating income was US$85.9 million with an operating margin of 22.2%, compared to operating income of US$86.4 million with an operating margin of 24.1% in Q3 2010.

•
Q4 2010 net income was US$61.0 million, representing basic and diluted earnings per share of US$0.35 and US$0.34, respectively, and basic and diluted earnings per American depositary share (“ADS”) of US$0.70 and US$0.69, respectively.

•
Q4 2010 operating cash inflow was US$116.1 million, bringing cash and cash equivalents plus restricted cash to a record US$324.3 million as of the end of Q4 2010, compared to US$286.6 million as of the end of Q3 2010.

Full Year 2010 Financial and Operating Highlights

•	Total solar wafer and module shipments for the full year 2010 were a record 1,182.8 MW, an increase of 124.6% from 526.6 MW for the full year 2009.

•	Full year 2010 net revenues were a record US$1,205.6 million, an increase of 136.2% from US$510.4 million in 2009.

•	Full year 2010 gross profit was a record US$348.0 million with a gross profit margin of 28.9%, compared to a gross loss of US$43.2 million with a gross margin of negative 8.5% in 2009.

•	Full year 2010 operating income was US$245.9 million with an operating margin of 20.4%, compared to an operating loss of US$90.6 million with an operating margin of negative 17.7% in 2009.

•
Full year 2010 net income was a record US$169.0 million, representing basic and diluted earnings per share of US$0.98 and US$0.97, respectively, and basic and diluted earnings per ADS of US$1.96 and US$1.93, respectively.

•
Full year 2010 operating cash inflow was a record US$403.2 million, bringing cash and cash equivalents plus restricted cash to a record US$324.3 million as of the end of 2010, compared to US$132.1 million as of the end of 2009.

•
Total debt balance was US$522.3 million as of the end of 2010, compared to US$547.9 million as of the end of 2009, reducing the Company’s net debt-to-equity ratio from 104.9% at the end of 2009 to 33.8% at the end of 2010.

•	The Company achieved record return on equity of 34.4% for the full year 2010.

“We delivered excellent value to our shareholders for the full year 2010, achieving a record return on equity of 34.4%,” said Mr. Xianshou Li, ReneSola’s chief executive officer, “Capitalizing on robust market demand, we expanded our capacities and increased our shipments throughout the year to reach record revenues of over US$1.2 billion. We continued to execute on our cost-reduction strategy in the fourth quarter, lowering our non-silicon wafer processing cost to US$0.24/W. Our polysilicon plant also began to contribute to profitability as we continued to ramp up polysilicon production and reduce production cost to US$45/kg in February against a macro environment of rising polysilicon spot prices.”

Mr. Li continued, “We intend to further reduce our wafer processing cost in 2011 and increase the current polysilicon production to 3,500 MT through de-bottlenecking while reducing cost to US$35/kg by the end of 2011. In the beginning of 2011, as part of our technology initiatives, we have unveiled a new multicrystalline wafer, the Virtus wafer, which achieves a higher cell conversion efficiency rate than the industry standard. As we continue to focus on cost reductions, expand our capacities and seek technological improvements, we expect to maintain our position as a leading cost-competitive solar manufacturer.”

Julia Xu, ReneSola’s chief financial officer, commented, “Our strategic execution in 2010 generated strong operating cash flows and prudent capital expenditures that have significantly improved our balance sheet. Our net debt-to-equity ratio has been reduced to 33.8% in 2010 from 104.9% in 2009, positioning us well as we look to capture market share through capacity expansions. In addition to record revenues of US$1.2 billion and record shipments of 1.2 GW, we achieved impressive gross and operating margins of 28.9% and 20.4%, respectively, for the full year 2010. As a single segment player with a focus on wafer production, we capitalized on strong market demand and reduced in-house manufacturing cost to deliver a strong performance in 2010.”

Ms. Xu continued, “In 2011, we expect to face increased market competition due to additional solar capacities that had been added. Accordingly, we have secured over 20 long-term contracts in 2010, representing 1.3 GW of expected wafer sales in 2011, while our in-house polysilicon production will satisfy approximately 30% of our internal polysilicon demand with a full-year average cost per kilogram between US$40 and US$45.”

Fourth Quarter 2010 Results

Solar Wafer and Module Shipments

	4Q10	3Q10	4Q09	Q-o-Q%	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	349.4	324.9	202.9	7.5%	72.2%
Wafer Shipments (MW)	222.6	226.6	187.4	(1.8%)	18.8%
Module Shipments (MW)	126.8	98.3	14.6	29.0%	768.5%

Net Revenues

	4Q10	3Q10	4Q09	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$386.4	$358.7	$179.9	7.7%	114.8%

Record revenues in Q4 2010 were driven by higher wafer average selling price (“ASP”), excluding processing services, of US$0.88 per watt (“W”) and the continued growth of the Company’s module business.

Gross Profit (Loss)

	4Q10	3Q10	4Q09	Q-o-Q%	Y-o-Y%
Gross Profit (Loss) (US$mln)	$119.3	$116.7	($1.1)	2.2%	-
Gross Margin	30.9%	32.5%	(0.6%)	-	-

The sequential decrease in gross margin was primarily due to increased module sales among the Company’s total revenue mix.

Operating Income (Loss)

	4Q10	3Q10	4Q09	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$33.4	$30.3	$19.4	10.1%	72.4%
Operating Income (Loss) (US$mln)	$85.9	$86.4	($20.5)	(0.6%)	-
Operating Margin	22.2%	24.1%	(11.4%)	-	-

Sequential increases in operating expenses were primarily due to a US$5.1 million increase in other expenses as a result a one-off sale of recyclable polysilicon accumulated during the Company’s early years of operation when it was producing wafers using reclaimed polysilicon. Operating expenses represented 8.6% of total revenues in Q4 2010, in line with 8.5% in Q3 2010.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	4Q10	3Q10	4Q09
Net Income (Loss) (US$mln)	$61.0	$60.1	($28.1)
Diluted Earnings (Loss) Per Share	$0.34	$0.35	($0.16)
Diluted Earnings (Loss) Per ADS	$0.69	$0.70	($0.33)

In Q4 2010, the Company also recognized a US$10.1 million gain in the fair value of foreign exchange forward contracts entered into to hedge foreign currency risks. The Company also recognized a write-back of deferred tax assets of US$5.5 million in Q4 2010 to adjust deferred tax credit accumulated in 2009, resulting in an inflated effective tax rate of 30.4% for Q4 2010.

Full Year 2010 Results

Solar Wafer and Module Shipments

	FY10	FY09	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	1,182.8	526.6	124.6%
Wafer Shipments (MW)	887.6	495.3	79.2%
Module Shipments (MW)	295.2	31.3	843.1%

Net Revenues

	FY10	FY09	Y-o-Y%
Net Revenues (US$mln)	$1,205.6	$510.4	136.2%

Record revenues for the full year 2010 were driven by higher wafer ASPs than anticipated and strong growth in the Company’s module business.

Gross Profit (Loss)

	FY10	FY09
Gross Profit (Loss) (US$mln)	$348.0	($43.2)
Gross Margin	28.9%	(8.5%)

The significant improvement in the Company’s gross margin from negative 8.5% for the full year 2009 to positive 28.9% for the full year 2010 was driven by an overall wafer processing cost reduction to US$0.24/W and a large decrease in polysilicon cost to between US$55 per kilogram (“kg”) and US$60/kg.

Operating Income (Loss)

	FY10	FY09	Y-o-Y%
Operating Expenses (US$mln)	$102.0	$47.4	115.4%
Operating Income (Loss) (US$mln)	$245.9	($90.6)	-
Operating Margin	20.4%	(17.7%)	-

Increases in operating expenses were primarily due to increases in R&D and SG&A expenses in accordance with sales.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	FY10	FY09
Net Income (Loss) (US$mln)	$169.0	($71.9)
Diluted Earnings (Loss) Per Share	$0.97	($0.49)
Diluted Earnings (Loss) Per ADS	$1.93	($0.98)

Business Highlights

Wafer Business

ReneSola’s wafer business achieved over 30% gross profit margin for a third consecutive quarter in Q4 2010, supported by growing demand for the Company’s wafers and substantial cost reductions by the Company. In Q4 2010, ReneSola reduced its non-silicon wafer processing cost to US$0.24/W and managed its polysilicon raw material cost to US$55/kg to US$60/kg, well below the average polysilicon spot price for the quarter. The Company’s prudent control over raw material procurement coupled with in-house polysilicon production capabilities have led to steady polysilicon input prices that have provided protection against rising polysilicon spot prices. The Company will continue its cost reduction efforts through advancements in technology and manufacturing.

As announced earlier this year, the Company has developed a new multicrystalline wafer, the Virtus Wafer. The Virtus Wafer, which achieves an average cell conversion efficiency rate of 17.5%, more than 1% higher than the industry standard. The Company expects to commence pilot production of the wafer this year.

The Company has over 20 long-term wafer contracts lasting for periods of one to five years and totaling 1.3 GW for 2011, which represents all of the Company’s expected wafer shipments for 2011.

Module Business

The Company continues to expand its downstream module business. In Q4 2010, the Company delivered record module shipments of 126.8 MW with an ASP excluding processing services of US$1.85/W, driven primarily by strong market demand. The Company remains confident in the potential of its downstream business, seeking both branded and non-branded opportunities.

Polysilicon Update

The Company’s Sichuan polysilicon plant began to contribute to profitability in the fourth quarter, supporting wafer demand through increased production and improving margins through reduced production cost.  In Q4 2010, the Company produced approximately 610 metric tons (“MT”) of polysilicon, an increase of 126.8% from approximately 269 MT in Q3 2010. The Company’s polysilicon production cost was between approximately US$55/kg to US$60/kg during Q4 2010. Production cost has been further reduced to US$52/kg with 201 MT of production in January 2011 and US$45/kg with 246 MT of production in February 2011.

The Company is on target to produce 700 MT to 800 MT with an average production cost of approximately US$45/kg in Q1 2011. As the Company moves towards its goal to produce 3,500 MT and reduce production cost to US$35/kg by the end of 2011, it believes it will be significantly shielded from polysilicon procurement risk The Company plans to build an additional 5,000 MT of polysilicon production capacity, bringing total capacity to 8,500 MW, in order to meet the growing demand of polysilicon requirement as the Company expands its wafer capacities to 1.9 GW in 2011.

Strong Operating Cash Flows and Cash Position

The Company generated strong operating cash inflow of US$116.1 million in Q4 2010, bringing total operating cash inflow to US$403.2 million for the full year 2010. Net cash and cash equivalents plus restricted cash was US$324.3 million at the end of Q4 2010, compared to US$286.6 million in Q3 2010, while total debt was reduced from US$542.2 million in Q3 2010 to US$522.3 million in Q4 2010.

Capital expenditure spending was US$56.3 million for Q4 2010 and US$140.9 million for the full year 2010, resulting in free cash flow of US$262.3 million for the full year 2010. Short-term borrowings increased from US$353.6 million in Q3 2010 to US$400.8 million in Q4 2010 primarily due to US$93.8 million of long-term borrowings maturing at the end of 2011. Short-term borrowings consist of US$117.9 million in trade finance, US$189.1 million in short term revolving short-term facilities and US$93.8 million as the short-term portion of the long-term debt.

2011 Capacity Expansion Plans and Related CAPEX

The Company expects to spend US$350 million in 2011 to expand wafer production capacity from the current 1.3 GW to 1.9 GW while increasing module production capacity from the current 400 MW to 600 MW and expanding polysilicon production from the current 3,000 MT to 8,500 MT, approximately 500 MT of which the Company does not expect to incur additional capital expenditure, as it will be achieved through de-bottlenecking of existing facilities.

AIM Cancellation

The Company cancelled its admission to trading on the Alternative Investment Market (“AIM”) of the London Stock Exchange on November 30, 2010.

Company Appoints New President of JC Solar and New VP of Internal Control and Audit

The Company recently appointed Dr. Panjian (Paul) Li as senior vice president of ReneSola and president of Wuxi Jiacheng Solar Energy Technology Co., Ltd. (“JC Solar”), the Company’s wholly-owned subsidiary which produces solar cells and modules. As president of JC Solar, Dr. Li, formally ReneSola’s chief operating officer, will help lead the Company as it expands its downstream capabilities. Dr. Li will continue to contribute to the Company’s overall strategy and business development through his role as senior vice president.

The Company recently appointed John Ding as vice president of internal control and audit. Mr. Ding previously served as director of internal control and audit for ReneSola since 2009. With nearly twenty years of work experience in finance, including more than ten years of management experience and over five years of internal control and audit experience at US-listed companies, Mr. Ding has comprehensive knowledge in accounting, tax policies, credit control and physical asset management. Before joining ReneSola, Mr. Ding served as director of internal audit and SOX compliance at The9 Limited from 2008 to 2009 and held positions in credit, tax and internal control departments at Dell (China) Co., Ltd. from 2003 to 2008. Mr. Ding received a bachelor’s degree in international economics and trade from Fudan University as well as a master’s degree in professional accounting from Xiamen University. He holds CIA and CCSA certificates.

Outlook

For Q1 2011, the Company expects total solar wafer and module shipments to be in the range of 320 MW to 330 MW, revenues to be in the range of US$310 million to US$330 million and gross profit margin to be in the range of 30% to 32%.

For the full year 2011, the Company expects total solar wafer and module shipments to be in the range of 1.6 GW to 1.7 GW, representing an increase of 35% to 44% year-over-year.

Conference Call Information

ReneSola's management will host an earnings conference call on Tuesday, March 1, 2011 at 8 am U.S. Eastern Daylight Time / 9 pm Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-617-213-8896
Hong Kong:	+852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call.”

A replay of the conference call may be accessed by phone at the following number until March 8, 2011:

International:	+1-617-801-6888
Passcode:	32962394

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola’s website at http://www.renesola.com.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and OEM services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s American depositary shares are traded on the New York Stock Exchange (NYSE: SOL).

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Feng Qi
ReneSola Ltd
Tel:      +86-573-8477-3903
E-mail: feng.qi@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:      +86-10-8520-6284
E-mail: derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:    +1-646-460-9989
Email: jessica.cohen@ogilvypr.com

	RENESOLA LTD
	Unaudited Consolidated Balance Sheet
	(US dollars in thousands)
	December 31,	September 30,	December 31,
	2010	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	290,702	211,586	106,808
Restricted cash	33,640	75,051	25,266
Available for sale investment	3,332	3,512	6,207
Trade receivable, net of allowances for doubtful receivables	81,540	120,366	107,987
Inventories , net of inventory provisions	170,599	163,629	137,844
Advances to suppliers, current portion	26,315	41,898	12,092
Amounts due from related parties	389	401	440
Value added tax recoverable	44,102	40,409	51,843
Prepaid expenses and other current assets	16,946	15,620	7,326
Deferred convertible bond issue costs	-	-	86
Derivative assets	11,660	-	-
Deferred tax assets, current portion	14,763	22,155	24,325
Total current assets	693,988	694,627	480,224

Property, plant and equipment, net	801,472	786,025	702,816
Prepaid land rent, net	37,189	25,707	23,137
Other intangible assets	-	553	1,349
Deferred tax assets, non-current portion	8,526	18,948	40,227
Advances to suppliers, non-current portion	13,743	-	8,072
Advances for purchases of property, plant and equipment	26,930	15,871	20,840
Other long-term assets	2,753	2,881	2,840
Goodwill	5,323	5,323	5,323
Total assets	1,589,924	1,549,935	1,284,829

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	400,798	353,558	358,634
Accounts payable	220,798	209,409	93,406
Advances from customers, current portion	57,396	82,356	53,852
Amounts due to related parties	25	24	24
Other current liabilities	79,633	96,861	67,804
Income tax payable	12,417	-	3,586
Deferred tax liabilities	1,778	-	70
Derivative liabilities	1,381	2,426	-
Convertible bond payable, current portion	-	-	32,475
Total current liabilities	774,226	744,634	609,851

Long-term borrowings	121,515	188,596	189,279
Advances from customers, non-current portion	76,080	82,821	78,578
Other long-term liabilities	31,638	20,660	10,858
Total liabilities	1,003,459	1,036,711	888,566

Shareholders' equity
Common shares	422,039	415,001	413,753
Additional paid-in capital	19,858	22,995	21,065
Retained earnings/accumulated deficits	108,387	47,342	(60,609)
Accumulated other comprehensive income	36,181	27,886	22,054
Total equity	586,465	513,224	396,263

Total liabilities and equity	1,589,924	1,549,935	1,284,829

	RENESOLA LTD
	Unaudited Consolidated Statements of Income Data
	(US dollar in thousands, except ADS and share data)

	Three Months Ended
	December 31, 2010	September 30, 2010	December 31, 2009

Net revenues	386,445	358,704	179,885
Cost of revenues	(267,167)	(241,964)	(180,989)
Gross profit	119,278	116,740	(1,104)
GP%	30.9%	32.5%	(0.6%)

Operating expenses:
Sales and marketing	(2,789)	(2,330)	(2,034)
General and administrative	(9,316)	(15,900)	(14,816)
Research and development	(13,336)	(9,300)	(2,859)
Other general (expense) income	(7,950)	(2,806)	336
Total operating expenses	(33,391)	(30,336)	(19,373)

Income (loss) from operations	85,887	86,404	(20,477)

Non-operating (expenses) income:
Interest income	918	438	815
Interest expense	(6,779)	(6,199)	(4,951)
Foreign exchange gain (loss)	(1,472)	582	(495)
Gain on repurchase of convertible bonds	-	-	2,642
Other-than-temporary impairment loss on available-for-sale investment	-	-	(13,367)
Fair value change on derivative assets and derivative liabilities	10,067	(492)	-
Investment loss	(875)	(2,578)	-
Total non-operating (expenses) income	1,859	(8,249)	(15,356)
Income (loss) before income tax	87,746	78,155	(35,833)

Income tax benefit (expense)	(26,701)	(18,041)	7,707
Net income (loss) attributed to holders of ordinary shares	61,045	60,114	(28,126)

Earnings (Loss) per share
Basic	0.35	0.35	(0.16)
Diluted	0.34	0.35	(0.16)

Earnings (Loss) per ADS
Basic	0.70	0.70	(0.33)
Diluted	0.69	0.70	(0.33)

Weighted average number of shares used in computing earnings per share
Basic	173,334,992	172,767,742	171,277,086
Diluted	176,978,324	172,921,501	171,277,086

	For the year ended Dec. 31,
	2010	2009

Net revenues	1,205,579	510,405
Cost of revenues	(857,615)	(553,607)
Gross profit (loss)	347,964	(43,202)
GP%	28.9%	(8.5%)

Operating expenses:
Sales and marketing	(8,360)	(5,399)
General and administrative	(43,314)	(29,084)
Research and development	(36,263)	(14,507)
Other general (expense) income	(14,083)	1,633
Total operating expenses	(102,020)	(47,356)

Income (loss) from operations	245,944	(90,558)

Non-operating (expenses) income:
Interest income	1,835	1,716
Interest expenses	(23,245)	(17,122)
Foreign exchange loss	(1,814)	(1,433)
Gain on repurchase of convertible bonds	6	7,995
Other-than-temporary impairment loss on available-for-sale investment	-	(13,367)
Fair value change on derivative assets and derivative liabilities	9,428	-
Investment income	(3,160)	-
Total non-operating (expenses) income	(16,950)	(22,211)
Income (loss) before income tax and equity in loss of investee	228,994	(112,769)

Income tax benefit (expense)	(59,998)	41,156
Equity in loss of investee, net of tax	-	(291)
Net income (loss) attributed to holders of ordinary shares	168,996	(71,904)

Earnings (Loss) per share
Basic	0.98	(0.49)
Diluted	0.97	(0.49)

Earnings (Loss) per ADS
Basic	1.96	(0.98)
Diluted	1.93	(0.98)

Weighted average number of shares used in computing earnings per share
Basic	172,870,921	147,553,679
Diluted	175,111,730	147,553,679

	RENESOLA LTD
	Unaudited Consolidated Statements of Cash Flow
	(US dollar in thousands)
	Six Months	Six Months	Six Months	For the year ended December 31
	ended Dec 31,	ended Jun 30,	ended Dec 31,
	2010	2010	2009	2010	2009

Operation activity:
Net income (loss)	121,159	47,837	(38,296)	168,996	(71,904)
Adjustment to reconcile net income to net cash used in operation activity:
Equity in earnings of investee	-	-	-	-	291
Investment gain	3,160	-	-	3,160	-
Inventory write-down	1,165	-	3,206	1,165	71,253
Depreciation and amortization	32,008	24,346	19,288	56,354	32,745
Amortization of deferred convertible bond issuances costs and premium	-	332	2,085	332	3,511
Allowance of doubtful receivables and advance to suppliers	1,958	1,961	9,242	3,919	9,873
Change in fair value of derivatives	(9,575)	147	-	(9,428)	(1)
Share-based compensation	2,575	1,360	1,435	3,935	3,296
Loss on disposal of long-lived assets	1,120	133	(1)	1,253	13
Gain from repurchase of convertible bonds	-	(6)	(2,642)	(6)	(7,995)
Gain from advance restructuring	-	-	(555)	-	(555)
Other-than-temporary impairment loss on available-for-sale investment	-	-	13,367	-	13,367

Changes in operation assets and liabilities:
Accounts receivables	21,772	5,114	(72,610)	26,886	(62,659)
Inventories	(2,572)	(25,861)	12,525	(28,433)	(1,721)
Advances to suppliers	(24,524)	(7,859)	4,509	(32,383)	23,888
Amounts due from related parties	33	31	9	64	(11,807)
Value added tax recoverable	1,486	7,791	(14,295)	9,277	(33,377)
Prepaid expenses and other current assets	(6,667)	(4,463)	(2,282)	(11,130)	5,041
Prepaid land use right	10,768	404	423	11,172	440
Accounts payable	25,186	96,277	35,069	121,463	38,023
Advances from customers	(9,858)	8,496	(25,554)	(1,362)	(23,220)
Income tax payable	9,555	-	153	9,555	153
Other current liabilities	21,087	(2,153)	(1,552)	18,934	1,429
Other long-term liabilities	(1,194)	1,055	(472)	(139)	(472)
Accrued warranty cost	4,120	1,141	496	5,261	561
Deferred taxes	32,034	12,291	(6,324)	44,325	(43,851)
Net cash from (used in) operation activities	234,796	168,374	(62,776)	403,170	(53,678)

Investing activities:
Purchases of property, plant and equipment	(84,153)	(53,562)	(194,060)	(137,715)	(358,084)
Advances for purchases of property, plant and equipment	(12,900)	6,083	114,105	(6,817)	132,291
Purchases of other long-term assets	1,119	67	(964)	1,186	(1,411)
Cash received from government subsidy	2,408	-	-	2,408	5,959
Proceeds from disposal of property, plant and equipment	99	51	-	150	-
Proceeds from disposal of investment	-	-	-	-	(635)
Restricted cash	42,308	(49,631)	32,764	(7,323)	(18,958)
Cash consideration for acquisition	-	-	-	-	(16,831)
Net proceeds from redemption of financial assets	(3,239)	79	-	(3,160)	-
Net cash used in investing activities	(54,358)	(96,913)	(48,155)	(151,271)	(257,669)

	RENESOLA LTD
	Unaudited Consolidated Statements of Cash Flow
	(US dollar in thousands)
	Six Months	Six Months	Six Months	For the year ended December 31
	ended Dec 31,	ended Jun 30,	ended Dec 31,
	2010	2010	2009	2010	2009

Financing activities:
Proceeds from borrowings	217,331	447,676	330,412	665,007	767,192
Repayment of bank borrowings	(286,010)	(422,239)	(290,240)	(708,249)	(445,677)
Proceeds from issuance of common shares	-	-	73,625	-	73,625
Cash paid for issuance cost	252	(252)	(5,265)	-	(5,265)
Proceeds from exercise of stock options	2,841	304	-	3,145	-
Cash paid for repurchase of convertible bonds	-	(32,715)	(64,340)	(32,715)	(84,121)
Net cash provided by (used in) financing activity	(65,586)	(7,226)	44,192	(72,812)	305,754

Effect of exchange rate changes	4,642	165	4	4,807	68

Net increase (decrease) in cash and cash equivalent	119,494	64,400	(66,735)	183,894	(5,525)
Cash and cash equivalent, beginning of year	171,208	106,808	173,543	106,808	112,333
Cash and cash equivalent, end of year	290,702	171,208	106,808	290,702	106,808